UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Traeger, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
89269P103
(CUSIP Number)

Jeremy Andrus
c/o Traeger, Inc.
533 South 400 West
Salt Lake City, Utah 84101
(801) 701-7180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45339J105	13D	Page 1 of 6 pages

1	Names of Reporting Persons Jeremy Andrus
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO/PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 16,477,481
	8	Shared Voting Power 0
	9	Sole Dispositive Power 16,477,481
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,477,481
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 12.7%
14	Type of Reporting Person IN

CUSIP No. 45339J105	13D	Page 2 of 6 pages

Item 1.     Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Traeger, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 533 South 400 West, Salt Lake City, UT 84101.
Item 2.    Identity and Background.
The Schedule 13D is being filed by Jeremy Andrus (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Traeger, Inc., 533 South 400 West, Salt Lake City, UT 84101. The Reporting Person’s present principal occupation is Chief Executive Officer and Chairman of the Board of Directors (the “Board”) of the Issuer.
During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Since prior to the Issuer’s initial public offering, the Reporting Person has at various times been awarded shares of the Issuer’s Common Stock as restricted stock and restricted stock units as compensation. At the time of the initial public offering, the Reporting Person was the record holder of 5,829,586 shares of Common Stock and the beneficial owner of 5,202,666 shares of Common Stock held of record by Andrus-Traeger Holdings, LLC.

From September 7, 2022 through May 23, 2024, the Reporting Person also purchased 1,069,218 shares of Common Stock for aggregate consideration of approximately $2.56 million. The Reporting Person used personal funds for the foregoing purchases.

Item 4.    Purpose of Transaction.

In connection with his service to the Issuer as an officer and director of the Issuer, the Reporting Person received an award of performance-based restricted stock on April 13, 2023, which, when aggregated with his other acquisitions over the preceding 12 months, resulted in the Reporting Person acquiring more than two percent of the outstanding Common Stock.

General
The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and in connection with his service as an officer and director of the Issuer, and he intends to review his investments in the Issuer on a continuing basis. Any actions the

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Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Person may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.
Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.
Item 5.    Interest in Securities of the Issuer.
(a) – (b)
•Amount beneficially owned: 16,477,481
•Percent of Class: 12.7%
•Number of shares the Reporting Person has:
oSole power to vote or direct the vote: 16,477,481
oShared power to vote: 0
oSole power to dispose or direct the disposition of: 16,477,481
oShared power to dispose or direct the disposition of: 0
The share amount reported herein consists of (i) 7,655,571 shares of Common Stock held of record by the Reporting Person and (ii) 3,399,002 shares of Common Stock and 5,422,908 shares of Common Stock held of record by JA Cropston, LLC and JK Andrus Investments, LLC, respectively, of which the Reporting Person is the manager.

CUSIP No. 45339J105	13D	Page 4 of 6 pages

The above percentage is based on 129,466,276 shares of Common Stock outstanding as of August 2, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

(c)    During the past 60 days the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)    None.

(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Management Stockholders Agreement

On July 28, 2021, in connection with the Issuer’s initial public, the Reporting Person and the Issuer entered into a stockholders agreement (the “Management Stockholders Agreement”) pursuant to which the Issuer is obligated to, among other things, nominate the Reporting Person for election as a director at any applicable meeting of the Issuer’s stockholders (or consent in lieu of a meeting), for so long as the Reporting Person serves in his capacity as Chief Executive Officer or, if the Reporting Person is no longer serving as the Issuer’s Chief Executive Officer, until the earlier of (i) the termination of his employment by the Issuer or any of its subsidiaries for cause, and (ii) the date on which Mr. Andrus ceases to beneficially own greater than 2% of the shares of Common Stock then outstanding. Each of the termination and dates referred to in clauses (i) and (ii) of the immediately preceding sentence is referred to as a “Trigger Event.” In addition, pursuant to the Management Stockholders Agreement, for so long as a Trigger Event has not occurred, upon each of the first, second and third consecutive vacancies on our Board resulting from a decrease in the number of director designees pursuant to the terms of a stockholders agreement with certain investment funds, the Reporting Person will have the right to designate the initial replacement director for each of three funds, and the Issuer will be required to nominate each such individual for election as a director at the immediately succeeding applicable meeting of stockholders (or consent in lieu of a meeting). In the event that Mr. Andrus is no longer serving as Chief Executive Officer of the Issuer, and for so long as a Trigger Event has not occurred, (i) any director designated by Mr. Andrus in accordance with the foregoing sentence shall satisfy the standards of independence established for independent directors and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Securities Exchange Act of 1934, as amended and shall not be an affiliate of Mr. Andrus, and (ii) the Issuer will appoint Mr. Andrus as Executive Chairman if he still serves on our Board.

The foregoing description of the Management Stockholders Agreement is not complete and is qualified in its entirety by reference to the full text of the Management Stockholders Agreement, which is filed as Exhibit 1 hereto and incorporated by reference herein.

CUSIP No. 45339J105	13D	Page 5 of 6 pages

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

Exhibit Number	Description
1. Management Stockholders Agreement, dated as of July 28, 2021 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed with the SEC on August 3, 2021).

CUSIP No. 45339J105	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2024

By:    /s/ Jeremy Andrus
Name:    Jeremy Andrus